CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2008

The unaudited interim financial statements have not been reviewed by the Company’s auditor.

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	June 30,	December 31,
	2008 (Unaudited)	2007 (Audited)

ASSETS
Current
Cash and cash equivalents	$ 5,404,506	$ 13,511,655
Accounts receivable	835,811	-
Advances for oil and gas projects	79,488	1,006,917
Marketable securities (Note 2)	-	36,250
Prepaids and other receivables	565,909	488,900
	6,885,714	15,043,722

Equipment, net (Note 3)	131,272	88,287
Investment in Titan (Note 4)	11,597,603	12,600,000
Uranium Properties (Note 5 (a))	696,991	696,991
Oil and gas properties (Note 5 (b))	56,019,044	34,714,499

	$ 75,330,624	$ 63,143,499

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 8,543,489	$ 2,664,135
Convertible debentures (Note 7)	-	1,043,605
Loan from related party (Note 7 (a))	1,450,000	-
	9,993,489	3,707,740
Loan from joint-venture partner (Note 7 (b))	4,078,800	-
	14,072,289	3,707,740

SHAREHOLDERS' EQUITY
Share capital (Note 8)	64,714,159	61,393,964
Contributed surplus (Note 10)	4,933,161	3,735,270
Accumulated other comprehensive loss (Note 12)	-	(5,400)
Deficit	(8,388,985)	(5,688,075)
	61,258,335	59,435,759

	$ 75,330,624	$ 63,143,499

  Approved on behalf of the Board

“Robert Hodgkinson”	“Craig Sturrock”
Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
OIL AND NATURAL GAS REVENUE	$ 2,234,560	$ -	$ 2,234,560	$ -
EXPENSES
Amortization, depletion and accretion	196,894	6,920	204,158	13,579
Fees for management and consultants	514,618	538,969	1,094,655	783,105
Interest expense and finance fee	87,572	68,094	137,519	177,800
Investor relations	118,521	224,316	449,489	713,172
Office and general	105,700	60,295	228,200	158,476
Operating	922,233	-	922,233	-
Professional fees	113,206	14,716	139,677	43,333
Regulatory and filing fees	22,291	90,187	76,589	132,886
Rent	75,789	38,644	143,653	81,132
Salaries and benefits	94,687	-	94,687	-
Stock based compensation	938,159	770,455	1,710,887	1,173,335
Transportation	63,883	-	63,883	-
Travel and accommodation	64,087	59,993	129,666	111,758
	3,317,640	1,872,589	5,395,296	3,388,576
LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(1,083,080)	(1,872,589)	(3,160,736)	(3,388,576)
Interest and other income	104,538	231,488	263,312	398,005
Gain (loss) on disposition of investment	5,401	125	(8,846)	44,053
Equity loss from Titan (Note 4)	(160,837)	(670,854)	(478,897)	(2,085,627)
Foreign exchange (loss) gain	(9,701)	(43,828)	63,516	(60,542)
Impairment of oil and gas properties	-	(670,388)	-	(669,543)
LOSS BEFORE INCOME TAXES	(1,143,679)	(3,026,046)	(3,321,651)	(5,762,230)

FUTURE INCOME TAXES RECOVERY	-	992,356	620,984	1,868,843
NET LOSS FOR THE PERIOD	(1,143,679)	(2,033,690)	(2,700,667)	(3,893,387)
(DEFICIT) RETAINED EARNINGS, BEGINNING OF THE PERIOD	(7,245,306)	19,262,901	(5,688,075)	21,122,598

(DEFICIT) RETAINED EARNINGS, END OF THE PERIOD	$ (8,388,985)	$ 17,229,211	$ (8,388,742)	$ 17,229,211

LOSS PER SHARE - BASIC AND DILUTED	$ (0.02)	$ (0.03)	$ (0.04)	$ (0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	71,192,796	65,891,656	70,825,257	64,103,129

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the period	$(1,143,679)	$(2,033,690)	$(2,700,910)	$(3,893,387)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	196,894	6,920	204,158	13,579
Equity loss from Titan	160,837	670,854	478,897	2,085,627
Non-cash stock-based compensation	938,159	770,455	1,710,887	1,173,335
Capitalized interests on convertible debentures	52,366	-	143,758	-
Impairment of oil and gas properties	-	670,388	-	669,543
Future income tax recovery	-	(992,356)	(620,984)	(1,868,843)
(Gain) loss on disposal of investment	(5,401)	(125)	8,846	(44,053)
Changes in non-cash working capital balances (Note 11)	(73,658)	188,443	(55,932)	208,281
	125,518	(719,111)	(831,280)	(1,655,918)

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of equipment	(38,556)	(3,649)	(59,810)	(9,876)
Proceed from sales of marketable securities	-	8,455	27,403	308,644
Disposal of investment in Titan (Note 4)	528,901	-	528,901	5,966
Resource properties expenditures	(9,652,497)	(1,200,370)	(15,541,985)	(3,478,693)
	(9,162,152)	(1,195,564)	(15,045,491)	(3,173,959)

CASH FLOWS FROM FINANCING ACTIVITIES
Promissory notes	5,528,800	(133,800)	5,528,800	(4,228,900)
Convertible debentures	-	(282,626)	-	(211,196)
Shares issued for cash	1,911,217	10,017,955	2,240,822	12,801,790
	7,440,017	9,601,529	7,769,622	8,361,694

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,596,617)	7,686,854	(8,107,149)	3,531,817

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,001,123	13,505,126	13,511,655	17,660,163

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 5,404,506	$ 21,191,980	$ 5,404,506	$ 21,191,980

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the American Stock Exchange (“AMEX”) and the TSX Venture Exchange (“TSX-V”), under the symbol “DEJ.”  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with the generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by the Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the interim financial statements are the same as those described in the audited December 31, 2007 consolidated financial statements and the notes thereto. The interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2007.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp., incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta. All intercompany transactions are eliminated upon consolidation by the consolidation method. All dollar amounts are in Canadian dollars, the Company’s reporting currency, unless otherwise indicated. Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

NOTE 2 – MARKETABLE SECURITIES

Marketable securities are designated as available-for-sale and are measured and carried at fair market value. Market value is based on the closing price at the balance sheet date or the closing price on the last day the security traded if there were no trades at the balance sheet date. Changes in fair market value are recognized in the other comprehensive income. As at June 30, 2008, the Company had sold all common shares of Brownstone Ventures Inc. (“Brownstone”). As at December 31, 2007, the Company had 25,000 common shares of Brownstone, with the cost of $41,650 and the market value of $36,250.

NOTE 3 – EQUIPMENT

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment

20%

Computer equipment

45%

Software

100%

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 3 – EQUIPMENT (continued)

	June 30, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$142,143	$ 48,185	$ 93,958	$ 103,682	$ 39,881	$ 63,801
Computer equipment	77,934	42,901	35,033	58,932	35,488	23,444
Software	6,463	4,182	2,281	4,116	3,074	1,042
	$226,540	$ 95,268	$131,272	$166,730	$ 78,443	$ 88,287

NOTE 4 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)

Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  The Company is restricted from transferring beneficial ownership of Titan shares until the first anniversary of the date of closing, at which time up to 20% of the original number may be traded in any twelve month period, and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan;

(b)

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days. These warrants were fully vested as at June 30, 2008;

(c)

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The investment in Titan has been accounted for using the equity method of accounting. The Company owned approximately 31.7% of Titan’s shares as at June 30, 2008.  The Company’s share of losses in Titan for the six months ended June 30, 2008 was $478,897 (June 30, 2007 - $2,085,627), which included non-cash stock-based compensation expense of $99,032 (June 30, 2007 - $1,739,353).

During the six months ended June 30, 2008, the Company received proceeds of $528,901 from the sale of 750,000 Titan shares, resulting in a gain of $5,401. As at June 30, 2008, the stock price of Titan shares was $0.55 per share and the fair market value of the Company’s owned Titan shares was $9,212,500.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 5 – RESOURCE PROPERTIES

(a)

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 4 and realized a gain on disposition of $30,177,082. The carrying value of the remaining 10% carried interest and 1% net smelter return was $696,991 as at June 30, 2008 and December 31, 2007.

(b)

Oil and Gas Properties

Colorado / Utah Oil & Gas Projects (US)

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation. The cost to the Company was $25,182,532 and included cash of $5,511,000 (US $5,000,000), 5,500,000 common shares valued at $12,088,991 (US $10,726,700), a promissory note with face value of $5,643,000 (US $5,000,000) and the issuance of a $1,577,609 (US $1,397,846) two-year 8% convertible debenture. Additional costs of $361,932 relating to the acquisition have also been capitalized to the project (refer to Note 6).

In July 2006, the Company also received 183,836 common shares of Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects, with a fair value of $306,271 recorded as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the Natural Gas Resource and Overthrust Oil projects. During the six months ended June 30, 2008, the Company received proceeds of $22,003 from the sale of 25,000 Brownstone shares. As at June 30, 2008, there were no shares remaining.

In February 2007, the Company acquired an interest in an additional 21,866 net acres (34 sections) such that the current total of leases is 295. These additional 28 leases are contained within an Area of Mutual Interest as defined in the 2006 purchase agreement.

In June 2008, the Company entered a Purchase and Sale Agreement with Retamco, resulting in acquisition of an additional 64,000 net acres.  The Company presently has working interests ranging from 25% to 72%, subject to an 80% to 87.5% net royalty interest (“NRI”) except for 1 lease, in a total of 296 leases covering 272,777 net acres (426 sections of land). Pursuant to the agreement, the Company, along with Brownstone, now controls 100% of approximately 125,000 net acres (Dejour 72% and Brownstone 28%). The joint venture partners' interests remain unchanged, being Dejour at 25%, Brownstone at 10% and Retamco at 65% working interests in the 164,000 acres not being acquired in this transaction.

The additional acreage was acquired in exchange for the Company's 25% working interest in approximately 3,500 acres and two wells at North Barcus Creek, and a cash payment of $4,078,800 (US$4,000,000). The North Barcus Creek wells were drilled on joint acreage by Retamco at the end of 2007 and are awaiting production tie-in. As part of the transaction, Brownstone provided the Company with a $4,078,800 (US $4,000,000) secured loan, due on July 1, 2009, which was used to purchase its additional acreage interests (refer to Note 7(b)).

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 5 – RESOURCE PROPERTIES (continued)

(b)

Oil and Gas Properties (cont’d)

Tinsley and Lavaca Projects (US)

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells were not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries two of these properties at $1 each, as it has not yet determined if these two properties contain any economical resources. In 2007, the Company re-activated the Tinsley Prospect and entered into a new contract to test and drill the area.

Canadian Oil and Gas Projects

Dejour Energy (Alberta) Ltd., (“DEAL”) was incorporated in April 2006 with a joint venture partner who owned 10% of DEAL. In June 2007, the Company purchased that 10% ownership of DEAL from the joint venture partner for $354,880, and DEAL became the Company’s wholly-owned subsidiary.

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s oil and gas properties for the six months ended June 30, 2008 and for the year ended December 31, 2007 are as follows:

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 5 – RESOURCE PROPERTIES (continued)

(b)

Oil and Gas Properties (cont’d)

	Balance Dec 31, 2006	Acquisition Costs	Exploration & Development	Write-down	Balance Dec 31, 2007	Acquisition Costs	Exploration & Development	Depletion	Balance June 30, 2008
US Oil and Gas Properties:
Colorado/Utah Projects	$ 25,182,532	$ 285,176	$ 1,940,653	$ -	$ 27,408,361	$ 3,677,073	$ 85,966	$ -	$ 31,171,400
Lavaca Project	-	381	-	-	381	-	-	-	381
Tinsley Project	1	37,023	-	-	37,024	130,268	-	-	167,292
Turtle Bayou, Louisiana	1	-	-	-	1	-	-	-	1
	25,182,534	322,580	1,940,653	-	27,445,767	3,807,341	85,966	-	31,339,074
Canadian Oil and Gas Properties
Alderson 3D	-	-	182,753	-	182,753	-	34,539	-	217,292
Boundary Lake South	-	174,579	207,145	-	381,724	-	1,268,437	-	1,650,161
Carson Creek	-	-	535,504	-	535,504	265	510,651	-	1,046,420
Cecil	-	127,113	180,044	-	307,157	806	1,120,965	-	1,428,928
Chinchaga	-	159,018	324,162	-	483,180	1,254	(7,578)	-	476,856
Drake	-	731,265	1,753,901	-	2,485,166	13,372	5,812,118	(187,335)	8,102,434
Golden Prairie Project	1	-	-	-	1	-	-	-	1
Guatemala	-	7,250	-	(7,250)	-		-	-	-
Kaybob	-	227,032	269,531	-	496,563	-	122,645	-	619,207
LeGlace	-	30,225	490,054	-	520,279	-	90,461	-	610,740
Manning Area	-	-	113,640	-	113,640	-	241,937	-	355,577
Noel	-	-	670,794	(670,794)	-	-	-	-	-
Saddle Hills	-	9,724	501,528	-	511,252	-	323,111	-	834,363
Wembley	-	122,330	1,056,550	-	1,178,880	1,150	510,783	-	1,690,813
Woodrush	-	-	20,887	-	20,887	-	6,934,544	-	6,955,431
Others	1	57,521	15,112	-	72,634	229,091	390,023	-	691,747
	1	1,646,057	6,300,718	(678,044)	7,268,732	245,938	17,352,636	(187,335)	24,679,970
Total Oil and Gas Properties	$ 25,182,535	$ 1,968,637	$ 8,241,371	$ (678,044)	$ 34,714,499	$ 4,053,279	$ 17,438,602	(187,335)	$ 56,019,044

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 6 – CONVERTIBLE DEBENTURES

The convertible debenture, denominated in US dollars, matures on July 15, 2008, is unsecured, bears an 8% coupon, payable quarterly and is convertible at $1.38 (US $1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.53 (US $1.50) per share, expiring on July 15, 2008. During the six months ended June 30, 2008, US $46,505 of interest payable was capitalized as principal of the convertible debentures, and all of the outstanding convertible debentures (US $1,047,995 plus US $145,731 of capitalized interests) were converted to 884,242 common shares. During the year ended December 31, 2007, US $349,850 of convertible debentures plus US $12,493 of interest payables were converted to 273,399 common shares and US $99,226 of interest payable was capitalized as principal of the convertible debentures. The convertible debenture is made up of the following:

	In US Dollar				Canadian Dollar Equivalent
		June 30, 2008		December 31, 2007	June 30, 2008	December 31, 2007
8% convertible debenture	US$	-	US$	1,047,995	$-	$1,029,131
Capitalization of interest		-		99,226	-	97,440
		-		1,147,221	-	1,126,571
Equity portion		-		(247,730)	-	(243,270)
Accumulated amortization of discount		-		163,243	-	160,304
Balance	US$	-	US$	1,062,734	$-	$1,043,605

NOTE 7 – LOANS FROM RELATED PARTY AND JOINT-VENTURE PARTNER

(a) Loan from related party

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note is secured, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee are payable on demand after August 15, 2008, upon 10 days written notice by the lender. As at June 30, 2008, $1,450,000 had been advanced on the promissory note. Subsequent to June 30, 2008, another $500,000 had been advanced.

The transaction is considered to be in the normal course of operations and is measured at the exchange amount which is the amount established and agreed to by the related parties.

(b) Loan from joint-venture partner

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone for the acquisition of the Retamco project (refer to Note 5). The US $4,000,000 promissory note is secured and bears interest at 5% per annum. The principal and interest are repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009. Subsequent to June 30, 2008, $220,000 had been repaid.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 8 – SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Common Shares	Value
Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	273,399	394,752
- for cash on by private placements	4,773,980	11,287,668
- for cash on exercise of warrants	3,444,490	2,859,863
- for cash on exercise of stock options	3,444,490	2,859,863
- Contributed surplus reallocated on exercise of stock options	-	335,038
- renounced flow through share expenditures	-	(2,712,540)
Balance as at December 31, 2007	70,128,329	61,393,964

- For conversion of convertible debenture	884,242	1,214,497
- For cash on exercise of stock options	1,527,298	811,454
- For cash on exercise of warrants	958,263	1,429,368
- Contributed surplus reallocated on exercise of stock options	-	485,860
- Renounced flow through share expenditures	-	(620,984)
Balance at June 30, 2008	73,498,132	$64,714,159

During the six months ended June 30, 2008:

In January 2008, the Company renounced $1,820,000 flow-through funds to investors, using the look-back rule. $263,222 of renounced Canadian Exploration Expenditures (“CEEs”) had been spent by December 31, 2007 and the remained flow-through funds had been fully spent by February 29, 2008. As a result of the renunciation, future income tax recovery of $620,984 was recognized against share capital.

In February 2008, the Company filed a Part XII.6 tax return with the Canada Revenue Agency related to CEEs with an effective date of renunciation of December 31, 2006 and paid $236,348 of Part XII.6 tax.

During the year ended December 31, 2007, the Company completed the following private placements:

In May 2007, the Company completed a private placement and issued 3,773,980 Units at $2.65 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $3.35 per share before May 25, 2009.  Gross proceeds raised were $10,001,047.  The Company paid finders’ fees of $493,215 and other related costs of $30,564. The Company also issued 217,139 agent compensation options, exercisable at $3.35 per share before December 31, 2008.  The grant date fair values of the agents’ options, estimated to be $43,428, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In November 2007, the Company completed a private placement and issued 1,000,000 flow-through shares (“FTS”) at $1.82 per share. Gross proceeds raised of $1,820,000 are committed to be spent on CEE, of which $263,222 had been spent to December 31, 2007. In connection with this private placement, the Company paid $9,600 related costs. There are no finders’ fees or commissions related to this private placement.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the six months ended June 30, 2008, the Company granted 2,195,000 (June 30, 2007 – 1,950,000) options to its officers, directors, consultants and advisors. In addition, 339,717 (June 30, 2007 – Nil) options were cancelled or expired with a weighted average exercise price at $2.07.

As at June 30, 2008, there were 5,955,466 options outstanding with a weighted exercise price at $1.68, of which 3,163,591 were vested. The vested options can be exercised for up to periods ending February 14, 2013 to purchase common shares of the Company at prices ranging from $0.275 to $2.35 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods. The fair value of the options granted during six months ended June 30, 2008 was determined to be $1,746,350 (June 30, 2007 - $3,454,550). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 3.33 years (June 30, 2007 – 4.11 years), risk-free interest rate of 3.25% (June 30, 2007 – 3.50%) and expected volatility of 82.19% (June 30, 2007 – 91.16%).

During the six months ended June 30, 2008, the Company recognized a total of $1,710,887 (June 30, 2007 - $1,173,335) of stock based compensation relating to the vesting of options.

As at June 30, 2008, there were 2,791,875 unvested options included in the balance of the outstanding options. The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	4,560,785	$ 1.14	1.93 years
Options granted	3,095,000	2.20
Options exercised	(736,737)	0.76
Options cancelled and expired	(1,291,567)	2.39
Balance, December 31, 2007	5,627,481	1.49	1.96 years
Options granted	2,195,000	1.42
Options exercised	(1,527,298)	0.53
Options cancelled and expired	(339,717)	2.07
Balance, June 30, 2008	5,955,466	$ 1.68	2.26 years

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of stock options vested and exercisable as at June 30, 2008 are as follows:

Number of Options Outstanding and Vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
159,630	$ 0.275	1.34
4,167	0.550	0.04
298,333	0.600	0.25
1,253	0.900	0.34
166,667	1.400	0.75
403,083	1.400	2.57
6,250	1.450	2.84
150,000	1.500	2.63
62,500	1.600	0.51
14,583	1.750	1.34
175,000	1.950	0.42
785,625	2.000	3.08
886,500	2.100	0.83
50,000	2.350	1.59

3,163,591

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2006	4,544,506	$ 1.03	0.41 years
Warrants issued	2,372,531	3.15
Warrants exercised	(3,444,490)	0.83
Warrants expired	(1,100,016)	1.64
Balance, December 31, 2007	2,372,531	3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	-	-
Balance, June 30, 2008	2,298,510	$ 3.20	0.83 years

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of warrants outstanding as at June 30, 2008 are as follows:

Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (Years)

2,104,129	$ 3.35	0.90
194,381 *	1.53 *	0.04

2,298,510

*194,381 warrants were denominated in US dollar and are exercisable at US $1.50 per share (refer to Note 6).  These warrants had expired subsequent to June 30, 2008.

NOTE 10 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2006	$ 1,648,398
Stock compensation on vesting of options	2,461,400
Value of conversion feature on convertible debenture	(39,490)
Allocated to share capital on exercise of options	(335,038)
Balance at December 31, 2007	3,735,270
Stock compensation on vesting of options	1,710,887
Value of conversion feature on convertible debenture	(27,136)
Allocated to share capital on exercise of options	(485,860)
Balance at June 30, 2008	$ 4,933,161

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 11 – SUPPLEMENT CASH FLOW INFORMATION

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007

Changes in non-cash working capital balances:
Accounts receivable	$(835,811)	$-	$(835,811)	$-
Prepaids and other	494,962	(172,751)	(77,009)	(132,407)
Advances for oil and gas projects	597,558	-	927,429	-
Accounts payable and accrued liabilities	(330,367)	361,194	(70,541)	340,688
	$(73,658)	$188,443	$(55,932)	$208,281
Other cash flow information:
Interest paid	$58,764	$10,365	$66,883	$25,115
Taxes paid	$-	81	263,953	24,317

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective January 1, 2007, the Company adopted new accounting standards issued by CICA relating to financial instruments. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

During the six months ended June 30, 2008, the Company had sold all remaining common shares of Brownstone, which was measured and carried at fair market value. The detail of accumulated other comprehensive income is as follows:

	June 30, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of the period	$ (5,400)	$ -
Adjustment for new accounting standards adoption	-	98,168
Unrealized gains and losses arising during the period	-	(18,750)
Realized loss (gain) during the period	5,400	(84,818)
Accumulated other comprehensive income, end of the period	$ -	$ (5,400)

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 13 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2008 and 2007, the Company entered into the following transactions with related parties:

(a)

The Company incurred a total of $373,838 (2007 - $430,796) in consulting fees, directors and meeting attendance fees to independent directors and private companies controlled by officers of the Company.

(b)

The Company received total rental income of $13,200 (2007 - $Nil) from private companies controlled by officers of the Company.

(c)

The Company’s subsidiary (“DEAL”) incurred a total of $97,833 (2007 - $62,500) in consulting fees to a private company controlled by the President of DEAL.

(d)

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. As at June 30, 2008, $1,450,000 had been advanced on the promissory note (see Note 7(a)).

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 14 – SEGMENTED DISCLOSURE

As at June 30, 2008 and December 31, 2007, the Company’s assets by geographic location were as follows:

	June 30, 2008	December 31, 2007
Canada
Revenue	$ 2,220,677	$ -
Interest and other income	263,312	806,147
Segmented loss	(2,391,854)	(26,738,906)
Assets:
Current Assets	6,851,388	14,528,145
Equipment, net	86,995	87,399
Investment in Titan	11,597,603	12,600,000
Uranium properties	696,991	696,991
Oil and gas properties	24,679,971	7,268,732
	43,912,948	35,181,267
U.S.A.
Revenue	$ 13,883	$ -
Interest and other income	-	-
Segmented loss	(308,813)	(71,767)
Assets:
Current Assets	34,326	515,577
Equipment, net	44,277	888
Investment in Titan	-	-
Oil and gas properties	31,339,073	27,445,767
	31,417,676	27,962,232
Total assets	$ 75,330,624	$ 63,143,499

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 15 – SUBSEQUENT EVENTS

(a) Loan from related party

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. As at June 30, 2008, $1,450,000 had been advanced on the promissory note. Subsequent to June 30, 2008, another $500,000 had been advanced on the promissory note (refer to Note 7(a)).

(b) Loan from joint-venture partner

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone for the acquisition of the Retamco project (refer to Note 5). Subsequent to June 30, 2008, $220,000 had been repaid (refer to Note 7(b)).

(c) Share purchase warrants

As at June 30, 2008, 194,381 warrants denominated in US dollars and exercisable at US $1.50 per share were outstanding.  These warrants had expired subsequent to June 30, 2008 (refer to Note 9).

#